

TRILOGY
ENERGY TRUST



05011426

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

September 21, 2005

By Overnight Courier
Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A.   20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
        Submission Pursuant to Rule 12g3-2(b)
        File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1.   News Release, dated September 21, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
       Charles E. Morin, Trilogy Energy Ltd.

SUPPL

PROCESSED
SEP 2 3 2005
THOMSON
FINANCIAL



TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

September 21, 2005

**NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES INCREASE TO
MONTHLY DISTRIBUTION**

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) today announced that its cash distribution for September 2005 will be $0.25 per Trust Unit, which is $0.09 or 56% higher per Trust Unit than the monthly distribution of $0.16 per Trust Unit paid by the Trust since its inception in April 2005. The distribution is payable on October 17, 2005 to unitholders of record on September 30, 2005. The ex-distribution date is September 28, 2005.

The board of directors of Trilogy Energy Ltd. ("TEL"), the administrator of the Trust, increased the distribution for September 2005 due to the Trust having more distributable cash as a result of higher commodity prices. The Trust expects that monthly distributions of $0.25 per Trust Unit will be sustainable for the foreseeable future, assuming current commodity price forecasts for petroleum and natural gas prices and based on current production forecasts.

Under the Trust's governing documents, the Trust, like most trusts, is required to make distributions each year at least equal to its net income for tax purposes for the year. The anticipated increase in monthly cash distributions for the remainder of the year will assist in satisfying this requirement for 2005. However, additional distributions to unitholders in 2005 may be necessary to satisfy this requirement.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains forward-looking information. Implicit in this information are assumptions regarding petroleum and natural gas prices, production, royalties and expenses which, although considered reasonable by TET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in TET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by TET that actual results achieved will be the same as those forecast herein.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915